Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-277578

$1,750,000,000 5.586% Fixed-to-Floating Rate Senior Callable Notes due 2037

Barclays PLC

PRICING TERM SHEET

Issuer:	Barclays PLC (the “Issuer”)

Notes:	$1,750,000,000 5.586% Fixed-to-Floating Rate Senior Callable Notes due 2037 (the “2037 notes”)

Expected Issue Ratings[1]:	Baa1 (Moody’s) / BBB+ (S&P) / A (Fitch)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	$1,750,000,000

Trade Date:	June 18, 2026

Settlement Date:	June 26, 2026 (T+5) (the “Issue Date”)

Maturity Date:	June 26, 2037 (the “2037 Notes Maturity Date”)

Fixed Rate Period Coupon:	From (and including) the Issue Date to (but excluding) the 2037 Notes Par Redemption Date (as defined below) (the “2037 Notes Fixed Rate Period”), the 2037 notes will bear interest at a rate of 5.586% per annum.

Floating Rate Period Coupon:

From (and including) the 2037 Notes Par Redemption Date to (but excluding) the 2037 Notes Maturity Date (the “2037 Notes Floating Rate Period”), the applicable per annum interest rate will be equal to the Benchmark (as defined below, such term subject to the provisions described under “Description of Senior Notes” in the Preliminary Prospectus Supplement) as determined on the applicable Interest Determination Date (as defined below), plus the 2037 Notes Margin (as defined below) (the “2037 Notes Floating Interest Rate”). The 2037 Notes Floating Interest Rate will be calculated quarterly on each Interest Determination Date.

During the 2037 Notes Floating Rate Period, each interest period on the 2037 notes will begin on (and include) a 2037 Notes Floating Rate Period Interest Payment Date (as defined below) and end on (but exclude) the next succeeding 2037 Notes Floating Rate Period Interest Payment Date (each, a “2037 Notes Floating Rate Interest Period”); provided that the first 2037 Notes Floating Rate Interest Period will begin on (and include) the 2037 Notes Par Redemption Date and will end on (but exclude) the first 2037 Notes Floating Rate Period Interest Payment Date.

Par Redemption Date:	June 26, 2036 (the “2037 Notes Par Redemption Date”)

Fixed Rate Period Interest Payment Dates:	During the 2037 Notes Fixed Rate Period, interest will be payable semi-annually in arrear on June 26 and December 26 in each year, from (and including) December 26, 2026 up to (and including) the 2037 Notes Par Redemption Date.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Floating Rate Period Interest Payment Dates:	During the 2037 Notes Floating Rate Period, interest will be payable quarterly in arrear on September 26, 2036, December 26, 2036, March 26, 2037, and the 2037 Notes Maturity Date (each, a “2037 Notes Floating Rate Period Interest Payment Date”).

Interest Determination Dates:	The second USGS Business Day preceding the applicable Floating Rate Period Interest Payment Date (each, an “Interest Determination Date”).

Benchmark:	Compounded Daily SOFR (calculated as described under “Description of Senior Notes—Calculation of the Benchmark” in the Preliminary Prospectus Supplement), subject to the Benchmark Transition Provisions.

Day Count:	30/360, Following, Unadjusted, for the 2037 Notes Fixed Rate Period. Actual/360, Modified Following, Adjusted, for the 2037 Notes Floating Rate Period.

Business Days:	Any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, England or in the City of New York, United States.

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated June 18, 2026 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated March 1, 2024 relating to the 2037 notes (the “Base Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See the section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement and “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Ranking:	The ranking of the 2037 notes is described under “Description of Senior Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:

The Issuer may, at its option, redeem (i) the 2037 notes in whole or in part, pursuant to the 2037 Notes Make-Whole Redemption at any time on or after December 26, 2026 to (but excluding) the 2037 Notes Par Redemption Date; and/or (ii) the 2037 notes then outstanding, in whole but not in part, on the 2037 Notes Par Redemption Date, at an amount equal to 100% of their principal amount together with accrued but unpaid interest, if any, on the principal amount of the 2037 notes to be redeemed to (but excluding) the redemption date, on the terms and subject to the provisions set forth in the Preliminary Prospectus Supplement under “Description of Senior Notes—Optional Redemption.”

For purposes of the 2037 Notes Make-Whole Redemption, the 2037 Notes Discount Factor is 20 bps.

Tax Redemption:	The 2037 notes are also redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Loss Absorption Disqualification Event Redemption:	The 2037 notes are also redeemable as described under “Description of Senior Notes—Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement.

Margin:	150.5 bps (the “2037 Notes Margin”)

Benchmark Treasury:	UST 4.375% due May 15, 2036

Spread to Benchmark Treasury:	115 bps

Reoffer Yield:	5.586%

Price to Public:	100.000%

Underwriting Discount:	0.450%

Net Proceeds:	$1,742,125,000

Sole Bookrunner:	Barclays Capital Inc.

Senior Co-Managers:	BBVA Securities Inc., BMO Capital Markets Corp., CIBC World Markets Corp., Danske Markets Inc., DZ Financial Markets LLC, Erste Group Bank AG, Fifth Third Securities, Inc., ING Financial Markets LLC, Intesa Sanpaolo IMI Securities Corp., Lloyds Securities Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., Natixis Securities Americas LLC, Nordea Bank Abp, PNC Capital Markets LLC, SMBC Nikko Securities America, Inc., SG Americas Securities, LLC, Standard Chartered Bank, TD Securities (USA) LLC, UniCredit Capital Markets LLC

Co-Managers:	CastleOak Securities, L.P., Desjardins Securities Inc., Independence Point Securities LLC, KeyBanc Capital Markets Inc., Morgan Stanley & Co. LLC, National Bank of Canada Financial Inc., Roberts & Ryan, Inc., Swedbank AB (publ), Tigress Financial Partners LLC

Risk Factors:	An investment in the 2037 notes involves risks. See “Risk Factors” section beginning on page S-24 of the Preliminary Prospectus Supplement.

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof.

ISIN/CUSIP:	US06738EDN22/06738E DN2

Legal Entity Identifier (“LEI”) Code:	213800LBQA1Y9L22JB70

Settlement:	The Depository Trust Company; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-277578) and to be issued pursuant to the Senior Debt Securities Indenture dated January 17, 2018 (as heretofore supplemented and amended), between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as amended and supplemented by the Twenty-Second Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as senior debt security registrar.

Listing:	We will apply to list the 2037 notes on the New York Stock Exchange.

Calculation Agent:	The Bank of New York Mellon, New York, or its successor appointed by the Issuer.

Governing Law:	New York law, except for the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Base Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling +1-888-603-5847.

It is expected that delivery of the 2037 notes will be made, against payment for the 2037 notes, on or about June 26, 2026, which will be the fifth (5th) business day in the United States following the date of pricing of the 2037 notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of 2037 notes in the secondary market generally are required to settle within one (1) business day (T+1), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers who wish to trade the 2037 notes on any day prior to the business day before delivery will be required, by virtue of the fact that the 2037 notes initially will not settle on T+1, to specify any alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the 2037 notes who wish to make such trades should consult their own advisors.

No EEA PRIIPs key information document has been prepared as the 2037 notes are not available to retail in the EEA. No disclosure document required by the FCA Product Disclosure Sourcebook has been prepared as the 2037 notes are not available to retail in the United Kingdom.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, relevant persons.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any 2037 notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.